1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2003

China Unicom Limited

(Translation of registrant’s name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                                        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                                                   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-       .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement in respect of the disclosure of the operational statistics of China Unicom Limited and its subsidiaries for the month of August 2003 dated 18 September 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: 18 September 2003
	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of August 2003.

The Board of the Company (the “Board”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of August 2003.

Operational Statistics for the month of August 2003 and the comparative figures for the previous month are as follows:-

		August 2003	July 2003
1.	CELLULAR BUSINESS:
	Aggregated Number of GSM Cellular Service Subscribers	60.984 million	60.378 million
	• Post-paid Subscribers	32.011 million	31.866 million
	• Pre-paid Subscribers	28.973 million	28.512 million
	Aggregated Net Addition in 2003 of GSM Cellular Service Subscribers	7.519 million	6.913 million
	• Post-paid Subscribers	2.293 million	2.148 million
	• Pre-paid Subscribers	5.226 million	4.765 million
	Aggregated Number of CDMA Cellular Service Subscribers	12.045 million	10.998 million
	• Post-paid Subscribers	11.878 million	10.933 million
	• Pre-paid Subscribers (Note 3)	0.167 million	0.065 million
	Aggregated Net Addition in 2003 of CDMA Cellular Service Subscribers	5.800 million	4.753 million
	• Post-paid Subscribers	5.633 million	4.688 million
	• Pre-paid Subscribers (Note 3)	0.167 million	0.065 million
2.	INTERNATIONAL & DOMESTIC LONG DISTANCE TELEPHONE SERVICES:
	Aggregated Usage Volume in 2003 of Outgoing Calls of Circuit Switched Long Distance Telephone (minutes)	4.8301 billion	4.1224 billion
	• Domestic Long Distance	4.7501 billion	4.0526 billion
	• International, Hong Kong, Macau & Taiwan Long Distance	0.0800 billion	0.0698 billion
	Aggregated Usage Volume in 2003 of Outgoing Calls of IP Telephone (minutes)	7.1056 billion	6.1901 billion
	• Domestic Long Distance	7.0086 billion	6.1040 billion
	• International, Hong Kong, Macau & Taiwan Long Distance	0.0970 billion	0.0861 billion
3.	INTERNET SERVICES:
	Aggregated Number of Internet Subscribers	10.922 million	10.253 million
4.	PAGING SERVICES:
	Aggregated Number of Paging Subscribers	11.534 million	12.280 million

Notes:

1.                       All the Aggregated Numbers recorded for the months of July 2003 and August 2003 are aggregated data reported at 24:00 on 31 July 2003 and 31 August 2003 respectively.

2.                       The accounting periods of all Aggregated Net Additions in 2003 and all Aggregated Usage Volumes in 2003 for the months of July and August 2003 are the period commencing from 0:00 on 1 January 2003 to 24:00 on 31 July 2003 and the period commencing from 0:00 on 1 January 2003 to 24:00 on 31 August 2003 respectively.

3.                       CDMA prepaid service was only launched in July 2003. Up to August 2003, CDMA prepaid service has already been launched in cities and provinces including Beijing, Tianjian, Jilin, Heilongjiang, Jiangxi, Shandong, Hubei, Guangdong, Guangxi, Chongqing and Xinjiang.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the months of July and August 2003 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board
CHINA UNICOM LIMITED
YEE FOO HEI
Company Secretary

Hong Kong, 18 September 2003